EXHIBIT 99.2

HEALTHSOUTH NAMES JOHN P. WHITTINGTON

INTERIM GENERAL COUNSEL AND CORPORATE SECRETARY

BIRMINGHAM, Ala.—HealthSouth Corporation (OTC Pink Sheets: HLSH) announced today the appointment of John P. Whittington, a partner of Bradley Arant Rose & White LLP, a regional law firm based in Birmingham, Ala., as its Interim General Counsel and Corporate Secretary. In this role, Whittington will coordinate matters regarding HealthSouth’s legal affairs while a search is conducted for a permanent replacement.

“We are pleased to bring someone with John’s experience to the company in an interim role,” said HealthSouth President and CEO Jay Grinney. “His familiarity with corporate law and the company will ensure a smooth transition as we continue implementing our strategic plan for the future.”

Whittington has been a practicing attorney for almost 35 years and is a partner in Bradley Arant’s Birmingham office. He concentrates his practice in representing parties in complex business reorganization cases. Since 1990, he has served as adjunct professor at Cumberland School of Law at Samford University and he is a member of the Birmingham Bar Association, the Alabama State Bar and co-chair of the ABA sub-committee on Financial Institution Litigation.

The company announced the resignation of former General Counsel and Corporate Secretary, Greg Doody, on June 21, 2006.

About HealthSouth

HealthSouth is one of the nation’s largest providers of outpatient surgery, diagnostic imaging and rehabilitative healthcare services, operating facilities nationwide. HealthSouth can be found on the Web at www.healthsouth.com.

Statements contained in this press release which are not historical facts are forward-looking statements. In addition, HealthSouth, through its senior management, may from time to time make forward-looking public statements concerning the matters described herein. Such forward-looking statements are necessarily estimates based upon current information and involve a number of risks and uncertainties. HealthSouth’s actual results may differ materially from the results anticipated in these forward-looking statements as a result of a variety of factors. While it is impossible to identify all such factors, factors which could cause actual results to differ materially from those estimated by HealthSouth include, but are not limited to the investigation by the Department of Justice into HealthSouth’s financial reporting and related activity calling into question the accuracy of the company’s previously filed financial statements; the consummation of the proposed settlement of pending litigation relating to these matters; significant changes in HealthSouth’s management team; HealthSouth’s ability to continue to operate in the ordinary course and manage its relationships with its creditors, including its lenders, bondholders, vendors and suppliers, employees and customers; HealthSouth’s ability to successfully remediate its internal control weaknesses; changes, delays in or suspension of reimbursement for HealthSouth’s services by governmental or private payors; changes in the regulation of the healthcare industry at either or both of the federal and state levels; competitive pressures in the healthcare industry and HealthSouth’s response thereto; HealthSouth’s ability to obtain and retain favorable arrangements with third-party payors; HealthSouth’s ability to attract and retain nurses, therapists, and other healthcare professionals in a highly competitive environment with often severe staffing shortages; general conditions in the economy and capital markets; and other factors which may be identified from time to time in the company’s SEC filings and other public announcements, including HealthSouth’s Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006.

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For more information contact

Andy Brimmer at 205-410-2777